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                              April 2, 2021

       Darren Marble
       Co-Chief Executive Officer
       Crush Capital Inc.
       Spring Place
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Crush Capital Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed March 17,
2021
                                                            File No. 024-11293

       Dear Mr. Marble:

             We have reviewed your offering statement amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Amendment No. 2 filed March 17, 2021

       Risk Factors, page 3

   1. We note your response to comment 5 and your acknowledgment of the possibility that subscriptions for the
entire amount of an issuer's offering might be received before Going
                                                        Public airs. Please
revise to state this risk so that it is clear to investors that your platform's ability to
"enable retail investors to subscribe for the securities of the issuer featured on Going
Public and be included in the underwriter's allocation directly" is limited, given the fact
that the show will air after qualification of the offering and the underwriter in a firm
commitment offering will likely be confirming indications of interest shortly thereafter,
leaving little to no time for retail investors to watch the show and make an investment.
 Darren Marble
FirstName   LastNameDarren Marble
Crush Capital  Inc.
Comapany
April       NameCrush Capital Inc.
       2, 2021
April 22, 2021 Page 2
Page
FirstName LastName
General

2. We note your response stating that the Company has reallocated the responsibilities of certain participants in the show and that the responsibility for selecting participants in the
         show and for soliciting investors via the Company   s Platform will
now be assumed by
         Dalmore Group, LLC, a registered broker-dealer. We also note that your response states that Dalmore will be responsible for selecting issuers, identifying and soliciting investors, and reviewing the show before airing. In addition, we note the disclosure that states that
         Dalmore will follow preset parameters that it has established with the
Company   s input as
         to entertainment value.

                Please specify all of Dalmore   s responsibilities as described
in the Letter of Intent,
              including its criteria for selection of issuers, and what compensation Dalmore will receive for its services. Please discuss how Dalmore intends to comply with its obligations as a broker-dealer, including FINRA Rule 2210.

                Please specify all of the Company   s responsibilities,
including how the Company will
              be involved in the selection process with Dalmore. In your response please provide a detailed description as to the level of input the Company intends to have with respect to the preset parameters and whether employees of the Company will participate in the review of each file as part of the show team, or otherwise. Please also discuss (i)
              to what extent such preset parameters may change and under what circumstances, and
              (ii) whether any person or entity has discretion to override decisions made based on such preset parameters.
3. It appears that the show could be viewed as soliciting investments in issuers. Further, we note that the Company's platform intends to engage in activities related to program email marketing around various user events in connection with the platform and offering subscription process, including account creation, password recovery, investment commitment confirmations, funding instructions, offering notices, and general reminders to complete the subscription process. Please provide a detailed analysis of why the
         Company and the Company's Platform are not required to register as a broker-dealer.
4. We note your response stating that to the extent Dalmore could be viewed as suggesting the purchase, holding or sale of any security or securities, it would fall under the broker-
         dealer exclusion under the Investment Advisers Act of 1940. Please provide a detailed legal analysis of why the Company believes Dalmore would be able to rely on such exclusion.
5. We note your disclosure that notes featured issuers will issue the Company restricted
         equity as partial payment for the Company   s services. Please discuss
under what
         circumstances featured issuers will issue the Company restricted equity as partial payment. In your response, please discuss whether the form of compensation to the
         Company could factor into the determination of which issuers to feature on the show. In addition, please discuss whether an issuer may pay additional compensation to the
 Darren Marble
Crush Capital Inc.
April 2, 2021
Page 3
       Company in order to act as a sponsor, to obtain access to a broader range of services or to obtain greater coverage, and if so, please explain how that arrangement is structured.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Charles Guidry at 202-551-3621 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameDarren Marble
                                                             Division of
Corporation Finance
Comapany NameCrush Capital Inc.
                                                             Office of Trade &
Services
April 2, 2021 Page 3
cc:       Heidi Mortensen
FirstName LastName